Exhibit 12.3

Central Illinois Public Service Company

Computation of Ratios of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Net income from continuing operations	$45,309	$26,355	$28,474	$32,463	$42,998
Less- Change in accounting principle	-	-	-	-	-
Less- Income from equity investee	-	-	-	-	-
Add- Taxes based on income	28,245	16,955	6,245	16,135	24,596

Net income before income taxes	73,554	43,310	34,719	48,598	67,594

Add- fixed charges:
Interest on long term debt	38,273	39,603	33,118	31,372	28,969
Estimated interest cost within rental expense
Amortization of net debt premium, discount, and expenses	993	1,076	935	903	953

Total fixed charges	39,266	40,679	34,053	32,275	29,922

Earnings available for fixed charges	112,820	83,989	68,772	80,873	97,516

Ratio of earnings to fixed charges	2.87	2.06	2.01	2.50	3.25

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	3,627	3,158	2,973	2,512	2,512
Adjustment to pre-tax basis	2,260	2,031	651	1,248	1,437

	5,887	5,189	3,624	3,760	3,949

Combined fixed charges and preferred stock dividend requirements	$45,153	$45,868	$37,677	$36,035	$33,871

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.49	1.83	1.82	2.24	2.87